SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                                Amendment No. 9


                              WINTER SPORTS, INC.
                              ------------------
                               (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                        (Title of Class of Securities)



                                   976072108
                                   ---------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be `filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  976072108                    13G
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1.   NAME OF REPORTING PERSON
     S.S or I.R.S. Identification No. of above person

     Darrel R. Martin and Patricia E. Martin
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [   ]  (b) [   ]

     N/A
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3.   SEC USE ONLY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF               5.    SOLE VOTING POWER

SHARES                         54,661
                        - - - - - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY
                        6.    SHARED VOTING POWER
OWNED BY
                               N/A
EACH                   - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

REPORTING               7.    SOLE DISPOSITIVE POWER

PERSON                        54,661
                       - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
WITH
                        8.    SHARED DISPOSITIVE POWER

                               N/A
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,661
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.64%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12.  TYPE OF REPORTING PERSON*

     IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

Fee enclosed [  ] or Amendment No. 9

1.   (a)  Name of Issuer:

          WINTER SPORTS, INC.

     (b)  Address of Issuer's Principal Executive Offices:

          P.O. Box 1400
          Whitefish MT 59937

2.   (a)  Name of Person Filing:

          DARREL R. MARTIN & PATRICIA E. MARTIN  (Husband & Wife)

     (b)  Name of Principal Business Office or Residence:

          1429 Highway 2 West
          Kalispell MT 59901

     (c)  Citizenship:    USA

     (d)  Title of Class of Securities:   Common Stock

     (e)  CUSIP Number:   976072108


3.   Status of Person Filing, Pursuant to Rules 13d-1(b) or 13d-2(b):  N/A


4.   Ownership:

     If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described by Rule 13d-1(b)(2), if applicable, exceeds five percent (5%), provide the following information as of that date and identify those shares which there is a right to acquire:

     (a)  Amount Beneficially Owned:     54,661

     (b)  Percent of Class:    5.64%

     (c)  Number of Shares as to which such person has:

           (i) Sole Power to vote or to direct the vote:

               54,661

          (ii) Shared Power to vote or to direct the vote:

               -0-

         (iii) Sole Power to dispose or to direct the disposition of:

               54,661

          (iv) Shared Power to dispose or to direct the disposition of:

               -0-

5.   Ownership of Five Percent (5%) or Less of a Class:

          N/A

6.   Ownership of More than Five Percent (5%) on Behalf of Another Person:

          N/A

7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A

8.   Identification and Classification of a Member of the Group:

          N/A

9.   Notice of Dissolution of Group:

          N/A

10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 9, 1996.

                              /s/ Darrel R. Martin
                                  Darrel R. Martin

                              /s/  Patricia E. Martin
                                   Patricia E. Martin